UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

POLARITYTE, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

731094108

(CUSIP Number)

Denver Lough

c/o PolarityTE, Inc.

615 Arapeen Drive, Suite 102

Salt Lake City, Utah 84108

(385) 237-2279

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 14, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731094108

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Denver Lough
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)

OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)

[ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States
NUMBER OF	7	SOLE VOTING POWER:
SHARES
BENEFICIALLY		7,800,000 (1)
OWNED BY
EACH	8	SHARED VOTING POWER:
REPORTING
PERSON		0
WITH
	9	SOLE DISPOSITIVE POWER:

7,800,000 (2)

	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,800,000 (2)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

52.73%(3)
14	TYPE OF REPORTING PERSON (See Instructions)

IN

(1)

Represents (i) 7,050,000 shares of common stock underlying shares of Series E Convertible Preferred Stock with, until converted, each share of Series E Convertible Preferred Stock entitled to two votes for every share of common into which it is convertible on any matter submitted for a vote of the stockholders of the Issuer, (ii) 666,667 shares of common stock which represents the vested portion (including shares vesting within 60 days) of an option to purchase 1,000,000 shares of common stock under the Issuer’s 2017 Equity Incentive Plan which option vests in 24 equal monthly installments, and (iii) 83,333 shares of common stock which represents the vested portion (including shares vesting within 60 days) of an option to purchase 400,000 shares of common stock under the Issuer’s 2017 Equity Incentive Plan which option vests in 24 equal monthly installments.

(2)	Represents (i) 666,667 shares of common stock which represents the vested portion (including shares vesting within 60 days) of an option to purchase 1,000,000 shares of common stock under the Issuer’s 2017 Equity Incentive Plan which option vests in 24 equal monthly installments, (ii) 83,333 shares of common stock which represents the vested portion (including shares vesting within 60 days) of an option to purchase 400,000 shares of common stock under the Issuer’s 2017 Equity Incentive Plan which option vests in 24 equal monthly installments and (iii) 7,050,000 shares of common stock underlying shares of Series E Convertible Preferred Stock.

(3)	This calculation is based on 6,992,044 shares of common stock and 8,757,292 shares of preferred stock convertible into common stock of Issuer outstanding as of January 26, 2018, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on January 30, 2018 for the fiscal year ended October 30, 2017.

Item 1. Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is common stock, par value $0.001 per share, of PolarityTE, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive office of the Issuer is 615 Arapeen Drive, Salt Lake City, UT 84108.

Item 2. Identity and Background

(a) This statement is being filed by Denver Lough (the “Reporting Person”).

(b) The Reporting Persons’ business address is c/o PolarityTE, Inc., 615 Arapeen Drive, Suite 102, Salt Lake City, Utah 84108.

(c) Denver Lough is Chairman of the Board, President, Chief Executive Officer and Chief Scientific Officer of the Issuer.

(d) During the last five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

(f) United States/Utah.

Item 3. Source and Amount of Funds or Other Consideration

750,000 shares of the Reporting Person’s common stock represent shares issuable pursuant to option grants (the “Awards”) under the Issuer’s 2017 Equity Incentive Plan. The Awards were granted to Reporting Person in connection with his appointment and service as the Issuer’s Chief Executive Officer, President and Chief Scientific Officer. 7,050,000 shares of the Reporting Person’s common stock, underlying shares of the Issuer’s Series E Convertible Preferred Stock, were issued pursuant to that certain Agreement and Plan of Reorganization, dated December 1, 2016 by and between the Issuer, the Reporting Person, Majesco Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of Issuer, and Polarityte, Inc., a Nevada Corporation (the “Merger Agreement”), pursuant to which Issuer purchased Polarityte, Inc., a Nevada Corporation, which was 100% owned by the Reporting Person prior to the merger.

Item 4. Purpose of Transaction

All of the Issuer’s securities owned by the Reporting Person have been acquired for investment purposes only. Except as set forth above, the Reporting Person has no present plans or proposals that relate to or would result in any of the actions required to be described in subsections (a) through (j) of Item 4 of Schedule 13D. The Reporting Person may, at any time, review or reconsider their positions with respect to the Issuer and formulate plans or proposals with respect to any of such matters.

Item 5. Interest in Securities of the Issuer

(a) Denver Lough beneficially owns an aggregate of 7,800,000 shares of the Issuer’s common stock, or 52.73% of the Issuer’s issued and outstanding shares of common stock, and holds 61.84% of the outstanding voting power due to, until converted, each share of Series E Convertible Preferred Stock being entitled to two votes for every share of common into which it is convertible on any matter submitted for a vote of the stockholders of the Issuer. These calculations are based on 6,992,044 shares of common stock of Issuer and 8,757,292 shares of preferred stock convertible into common stock outstanding as of January 26, 2018, as reported in the Issuer’s Annual Report on Form 10-K filed with the SEC on January 30, 2018 for the fiscal year ended October 30, 2017. This beneficial ownership:

(1)

Represents (i) 666,667 shares of common stock which represents the vested portion (including shares vesting within 60 days) of an option to purchase 1,000,000 shares of common stock under the Issuer’s 2017 Equity Incentive Plan which option vests in 24 equal monthly installments, (ii) 83,333 shares of common stock which represents the vested portion (including shares vesting within 60 days) of an option to purchase 400,000 shares of common stock under the Issuer’s 2017 Equity Incentive Plan which option vests in 24 equal monthly installments and (iii) 7,050,000 shares of common stock underlying shares of Series E Convertible Preferred Stock with, until converted, each share of Series E Convertible Preferred Stock entitled to two votes for every share of common into which it is convertible on any matter submitted for a vote of the stockholders of the Issuer.

(b) Denver Lough may be deemed to hold sole voting(1) and dispositive(2) power over 7,800,000 shares of common stock and shared voting and dispositive power over 0 shares of common stock.

(1)

Represents (i) 7,050,000 shares of common stock underlying shares of Series E Convertible Preferred Stock with, until converted, each share of Series E Convertible Preferred Stock entitled to two votes for every share of common into which it is convertible on any matter submitted for a vote of the stockholders of the Issuer, (ii) 666,667 shares of common stock which represents the vested portion (including shares vesting within 60 days) of an option to purchase 1,000,000 shares of common stock under the Issuer’s 2017 Equity Incentive Plan which option vests in 24 equal monthly installments, and (iii) 83,333 shares of common stock which represents the vested portion (including shares vesting within 60 days) of an option to purchase 400,000 shares of common stock under the Issuer’s 2017 Equity Incentive Plan which option vests in 24 equal monthly installments.

(2)	Represents (i) 666,667 shares of common stock which represents the vested portion (including shares vesting within 60 days) of an option to purchase 1,000,000 shares of common stock under the Issuer’s 2017 Equity Incentive Plan which option vests in 24 equal monthly installments, (ii) 83,333 shares of common stock which represents the vested portion (including shares vesting within 60 days) of an option to purchase 400,000 shares of common stock under the Issuer’s 2017 Equity Incentive Plan which option vests in 24 equal monthly installments and (iii) 7,050,000 shares of common stock underlying shares of Series E Convertible Preferred Stock.

(c) On December 1, 2016, Reporting Person was awarded an option to purchase 1,000,000 shares of common stock under the Issuer’s 2017 Equity Incentive Plan which option vests in 24 equal monthly installments.

On April 5, 2017, Reporting Person was issued, pursuant to the closing of the transactions contemplated by the Merger Agreement, 7,050 shares of Series E Convertible Preferred Stock, which are convertible into an aggregate of 7,050,000 shares of the Issuer’s common stock. Until converted, each share of Series E Convertible Preferred Stock is entitled to two votes for every share of common into which it is convertible on any matter submitted for a vote of the stockholders of the Issuer.

On November 10, 2017, Reporting Person was awarded an option to purchase 400,000 shares of common stock under the Issuer’s 2017 Equity Incentive Plan which option vests in 24 equal monthly installments.

(d) To the best knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the 7,800,000 shares of common stock reported in Item 5(a).

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 1, 2016, Reporting Person entered a Stockholders Agreement with Issuer and the other persons named therein, pursuant to which Reporting Person agreed to certain restrictions on Reporting Person’s transfer of securities of the Issuer.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the shares.

Item 7. Material to Be Filed as Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization, dated December 1, 2016, as thereafter amended, by and between the Issuer, the Reporting Person, Majesco Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of Issuer, and Polarityte, Inc., a Nevada Corporation.
99.1	Stockholders Agreement dated as of December 1, 2016, by and among Issuer, Denver Lough, Edward Swanson and Polarityte, Inc., a Nevada corporation and certain stockholders of Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2018	/s/ Denver Lough
Denver Lough

Index of Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Reorganization, dated December 1, 2016, as thereafter amended, by and between the Issuer, the Reporting Person, Majesco Acquisition Corp., a Nevada corporation and wholly-owned subsidiary of Issuer, and Polarityte, Inc., a Nevada Corporation.
99.1	Stockholders Agreement dated as of December 1, 2016, by and among Issuer, Denver Lough, Edward Swanson and Polarityte, Inc., a Nevada corporation and certain stockholders of Issuer.